

November 30, 2010

Renee Gilmore
President, Chief Executive Officer and Director
Firemans Contractors, Inc.
7701 Sand Street
Fort Worth, TX 76118

> **Re: Firemans Contractors Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed November 3, 2010**
> **File No. 333-169384**

Dear Ms. Gilmore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated October 12, 2010, as well as the reduction in the number of shares in the resale transaction from 24,025,000 to 9,025,000 by removing from that transaction shares held by affiliates. We note, however, that based on the revised footnote disclosure to the selling security holder table beginning on page 33, of the 9,025,000 shares now covered by the resale transaction, 2,360,000 of them are held by close relatives of management. In particular, we note that 1,800,000 are held by management's children. Please provide us with your analysis as to why management does not beneficially own the shares being offered in the name of management's relatives. In doing so, you may wish to refer to Question 105.05 to our Compliance and Disclosure Interpretations for Exchange Act Sections 13(d) and 13(g), Regulation

13D-G beneficial ownership reporting and related Schedules 13D and 13G, which are available on our website.

Prospectus Cover Page, page 3
Resale Offer Prospectus, page 3

2. We note your response to comment four in our letter dated October 12, 2010. Please revise the prospectus cover page and the alternative cover page for the resale transaction to specify the fixed price at which the selling security holders are offering shares for resale (i.e., $0.05 per share based on disclosure elsewhere in the prospectus). Please make conforming changes throughout the registration statement.

Risk Factors, page 6

3. We note the new risk factor you have added in response to comment 11 in our letter dated October 12, 2010. The risk factor states that the selling security holders are offering 19,025,000 shares. As this amount is inconsistent with the disclosure in the remainder of the prospectus, which indicates that they are offering 9,025,000 shares, please correct the risk factor.

Use of Proceeds, page 11

4. We note your response to comment 16 in our letter dated October 12, 2010. You do not appear to have revised your disclosure to address the order of priority part of our comment. Accordingly, we reissue that part of the comment. As less than all the securities to be offered may be sold and more than one use is listed for the proceeds, please disclose the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained.

Management's Discussion and Analysis of Financial Condition . . . ., page 13
Overview, page 13

5. We note your response to comment 20 in our letter dated October 12, 2010. You have not provided the requested analysis as to why you believe your company is not a blank check company. Accordingly, we reissue that part of the comment. Please provide us with your analysis as to why you believe your company is not a blank check company within the meaning of Rule 419 under the Securities Act of 1933, as amended.

6. We note your response to comment 27 in our letter dated October 12, 2010 and your revised disclosure concerning franchise regulation on page 17. We are unable to locate in your revised filing expanded disclosure about your franchise

business. According, we reissue that part of the comment. Please revise your disclosure to better describe your existing or proposed franchise business. In doing so, at a minimum, please address the following matters: the nature of your franchise plans; the status of your franchise plans; and what steps you have taken, if any, to implement your franchise plans. Your disclosure should be materially complete and you should make conforming or complimentary revisions, as necessary, to the other sections of the prospectus (e.g., the summary, risk factors, MD&A).

Competitive Advantage, page 16

7. We note your revised disclosure in the third bullet point. Please clarify what you mean when you refer to "diverse sources of revenue."

Plan of Distribution, page 21

8. We note your response to comment 34 in our letter dated October 12, 2010. Notwithstanding your response, your disclosure still states that all subscription agreements and checks are irrevocable. Accordingly, we reissue our comment. Please clarify for us what you mean by this statement and, in doing so; please address the applicability of any statutory rescission or similar rights that may apply under state or federal law.

Shares Eligible for Future Sale, page 26

9. We note your response to comment 37 in our letter dated October 12, 2010, as well as your revised disclosure on page 26. Your disclosure now refers to 19,025,000 as being "freely transferable." Please confirm whether this number is accurate, as it is different than the number used in the resale prospectus. In addition, as addressed in our first comment above, we note that 2,360,000 of the shares in the resale transaction are held by close relatives of management. Please note that depending on the resolution of that comment, we may have additional comments on this disclosure.

10. We note your response to comment 38 in our letter dated October 12, 2010. We are unable to locate in your revised filing clarifying disclosure about your ability to use Rule 144. Accordingly, we reissue the comment. Please revise your disclosure to address whether you can use Rule 144.

Underwriting, page 26

11. We note your response to comment 39 in our letter dated October 12, 2010. Your revised disclosure does not address how you plan to distribute the shares you are

issuing in the offering. Please refer to the requirements of Item 508 of Regulation S-K.

General

12. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X. In this regard, please also update your capitalization and dilution disclosures as appropriate.

Capitalization, page 12

13. We note your response to prior comment 19 from our letter dated October 12, 2010. Please revise your registration statement to remove both the second bullet referencing pro forma capitalization and the pro forma, as adjusted, column.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 13

Liquidity and Capital Resources, page 14

14. We note your response to prior comment 24 from our letter dated October 12, 2010 and the related revision to your registration statement; however, your revision does not appear to provide a comprehensive and specific discussion of the company's plan to finance operations over the next year. In this regard, please revise your registration statement to provide a more specific and comprehensive discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies. This discussion should be made in light of the fact that since your current offering is a best efforts offering, you may not receive any proceeds from this offering.

Financial Statements, page F-1

Note 6. Related Party Transactions, page F-9

15. We note your response to prior comment 49 from our letter dated October 12, 2010 and the related revision to your registration statement. Please further revise the first sentence of your note to specifically state that salaries payable to your officers and major shareholders were <u>converted</u> into notes payable.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or, in his absence, Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Dietrich King at (202) 551-3338 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

Cc: The O'Neal Law Firm, P.C. (Via facsimile 888-353-8842)